                                                                  Exhibit (a)(3)

1996 ANNUAL REPORT                                                April 30, 1997
================================================================================


                        EVERFLOW EASTERN PARTNERS, L.P.
       Newsletter

TO OUR EVERFLOW PARTNERS...

                Everflow Eastern Partners, L.P. continues to achieve excellent drilling results. The Company incurred development costs of $4.1 million in adding 3.7 million MCF of natural gas and 119 thousand barrels of crude oil reserves. The value of these additions amounted to $6.2 million using the Standardized Measure of Discounted Future Net Cash Flows, which discounts estimated future net cash flows by 10% annually. The Standardized Measure of Discounted Future Net Cash Flows increased by $8.7 million between December 31, 1995 and 1996 due primarily to changes in natural gas prices. Total assets of the Company amounted to $53.2 million with partners' equity accounting for $47.0 million. We proceed into 1997 with an undeveloped acreage inventory that we believe should continue to bring similar success that has been achieved historically.

                As you know, the Company entered into long-term "seasonal" contracts with The East Ohio Gas Company beginning in September 1991. These contracts cover the majority of our natural gas production and provide favorable pricing. The fourth annual price adjustment under these contracts occurred in November 1996. The amount of this adjustment was a $.47 per MCF increase in natural gas pricing for wells subject to these contracts. This increase in gas prices was responsible for the increase in the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 1996.

                We continue to focus our attention for the future on maintaining reserves through the development of oil and gas properties while distributing cash to our partners. We anticipate that the distributions to partners will remain the same for 1997.

FINANCIAL REPORT

                Enclosed with this Newsletter is the following financial information:

             - Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 1996, including Notes to Consolidated Financial Statements.

             - "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT

                Enclosed is a copy of the letter prepared by Robert A. Crissinger, Inc. Mr. Crissinger, a petroleum engineering consultant, has prepared a report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 9).

REPURCHASE RIGHT

                As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

                Between April 30, 1997 and June 30, 1997, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 1996, as adjusted for distributions since that date.

                Management of the Company is aware of private trades of Units between Unitholders which are slightly higher than the Purchase Price.

                Based on the enclosed audited financial statements, the repurchase price this year is $5.21 per Unit calculated as follows:


        Total partners' equity at December 31, 1996      $46,959,000
        Add:
         Standardized Measure of
         Discounted Future Net Cash Flows                 50,507,000
         Tax effect adjustment                             1,323,000
                                                           ---------
                                                          51,830,000
        Deduct:
         Carrying value of oil and gas properties
         (net of undeveloped lease costs and
         prepaid well costs):
           Historical cost                                96,419,000
           Accumulated depreciation,
           depletion and amortization                    (50,948,000)
                                                        ------------
                                                          45,471,000
                                                        ------------
        Adjusted Book Value                               53,318,000
        66% of Adjusted Book Value                        35,190,000
        98.96% Limited Partners' share                    34,824,000
        Unit price based on 6,379,941 units                   $ 5.46
        Distribution - January 2, 1997                          .125
        Distribution-April 1,1997                               .125
                                                         -----------
        Calculated Purchase Price                        $      5.21
                                                         ===========


                Neither the Company nor its General Partner makes any recommendation to any Unitholder as to whether to tender or refrain from tendering any or all of his, her or its Units. You must make your own decision whether to tender Units, and if so, what amount to tender.

                The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.


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